SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

112525-10-0

(CUSIP Number)

Howard M. Lorber
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box  ☐ ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 Pages

PRELIMINARY STATEMENT:

     This Amendment No. 3 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003 and September 29, 2004.

     Item 6 of the Schedule 13D is hereby amended as follows:

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On April 13, 2005, in connection with the private offering of $30 million of the Company’s 5% Variable Interest Senior Convertible Notes due 2011 (the “Notes”) completed the same day, Jefferies & Company, Inc. (“Jefferies”), the initial purchaser of the Notes, required that Mr. Lorber, as one of the Company’s principal stockholders, grant Jefferies the right to borrow the Shares (as defined below) from Mr. Lorber or an entity affiliated with him. Pursuant to this requirement, Mr. Lorber and Lorber Epsilon 1999 Limited Partnership (“Lorber Epsilon”) entered into a Master Securities Loan Agreement and accompanying letter agreement (together, the “Agreement”) with Jefferies. Under the Agreement, Lorber Epsilon has agreed to lend Jefferies from time to time up to 300,000 shares of Common Stock (the “Shares”) for the purpose of allowing Jefferies, in turn, to lend such Shares to its customers (including the purchasers of the Notes) who may, from time to time, sell such Shares short. The Shares must be available through May 18, 2007. Lorber Epsilon also agreed with Jefferies that it will not dispose of the Shares during this period, subject to limited exceptions. In addition, Mr. Lorber also agreed with Jefferies that he and his affiliates will not sell, pledge or otherwise dispose of any shares of Common Stock, without the prior consent of Jefferies, for a 30-day period ending on April 30, 2005, other than as provided in the Agreement and subject to other limited exceptions.

     In consideration for Mr. Lorber, as one of the Company’s principal stockholders, agreeing to lend the Shares in order to facilitate the Company’s offering of the Notes and accepting the resulting liquidity risk, the Company and Mr. Lorber entered into a Letter Agreement (the “Letter Agreement”) on April 13, 2005 whereby the Company agreed to pay Mr. Lorber or an affiliate designated by him an annualized fee, payable on a quarterly basis in cash or, by mutual agreement of the Company and Mr. Lorber, in shares of common stock, equal to 1% of the aggregate market value of the Shares. In addition, the Company agreed, among other things, to hold Mr. Lorber harmless on an after-tax basis against any increase, if any, in the income tax rate applicable to dividends paid on the Shares as a result of the Letter Agreement.

     Item 7 of the Schedule 13D is hereby amended as follows:

ITEM 7. Material To Be Filed as Exhibits.

Exhibit K:	Master Securities Loan Agreement, dated April 13, 2005, between Lorber Epsilon and Jefferies (incorporated by reference to Exhibit 10.1 in the Company’s Form 8-K dated April 13, 2005).

Exhibit L:	Agreement, dated April 13, 2005, between Howard M. Lorber, Lorber Epsilon and Jefferies (incorporated by reference to Exhibit 10.2 in the Company’s Form 8-K dated April 13, 2005).

Exhibit M:	Letter Agreement, dated April 13, 2005, between the Company and Howard M. Lorber (incorporated by reference to Exhibit 10.3 in the Company’s Form 8-K dated April 13, 2005).

Page 2 of 3 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2005

By:	/s/ Howard M. Lorber
	Name:	Howard M. Lorber

Page 3 of 3 Pages